Frederic Dorwart, Lawyers

Attorneys at Law

Old City Hall	Telephone (918) 583-9928
124 East Fourth Street	Facsimile (918) 584-2729
Tulsa, Oklahoma 74103

MEMORANDUM

date:	September 15, 2016

subject:	Response to Comments from SEC regarding the Cavanal Hill Funds’ (“CHF” or the “Trust”)
•	Preliminary Proxy Statement filed September 2, 2016

from:	Amy E. Newsome Frederic Dorwart, Lawyers, Fund Counsel

to:	Ed Bartz, Securities Exchange Commission (“SEC”)

cc:	Jim Huntzinger, Cathy Dunn and Cheryl Briggs

The following comments were provided by Mr. Ed Bartz in a phone conversation with Ms. Amy Newsome, Legal Counsel to the Cavanal Hill Funds, on September 9, 2016. Please see the Funds’ response to the comments and let us know if you have any further questions.

Comment #1:  Provide additional detail regarding the items that do not require shareholder vote (other than the Investment Objective change) in accordance with Item 18 of Schedule 14A.

Fund Response:  The Fund has included in the Proxy Statement a number of matters not required to be submitted to a vote of security holders. It has added the reason for submitting such additional matters are for the sake of transparency and in order to more fully describe the changes that flow from the changes to the Investment Objective. The fund has also indicated that in the event of a negative vote on the Proposal, the proposed modifications will not be made.

Comment #2:  Add information regarding market capitalization to the Principal Investment Strategy.

Fund Response:  The Fund has added disclosure to its proposed Principal Investment Strategy that it will invest in companies of all market capitalization – large, mid and small.

Comment #3:  Provide a maturity policy for the bond investments.  If none, so state.

Fund Response: The Fund has added disclosure to its proposed Principal Investment Strategy that it may invest in corporate bonds of any maturity.

Comment #4:  Spell out the NRSRO acronym as it is not defined in this document.

Fund Response:  The Fund has changed “NRSRO” to “Nationally Recognized Securities Rating Organization.”

Comment #5:  Add a description of the new Principal Investment Risks.

Fund Response:  The Fund has updated its descriptions of the proposed changes to include Principal Risks and has included in the Proxy Statement the following:

Proposed Principal Risk Change

FROM

Principal Investment Risks

• Issuer Specific — The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, earnings and sales trends, investor perceptions, financial leverage or reduced demand for the issuer’s goods or services.

• Management Risk — There is no guarantee that the investment techniques and risk analyses used by the Fund’s portfolio managers will produce the desired results.

• Market Risk — The market value of a security may move up and down, sometimes rapidly and unpredictably.

TO

Principal Investment Risks

• High Yield Securities — Fixed income securities rated below investment grade and unrated securities of similar credit quality (commonly referred to as “junk bonds” or high yield securities) are regarded as being predominately speculative as to the issuer’s ability to make payments of principal and interest. Investments in such securities involve substantial risk. Issuers of high yield securities may be highly leveraged and may not have available to them more traditional methods of financing. Therefore, the risks associated with acquired in the securities of such issuers generally are greater than is the case with investment grade securities. The value of high yield securities tends to be very volatile due to such factors as specific corporate developments, interest rate sensitivity, less secondary market activity, and negative perceptions of high yield securities and the junk bond markets generally, particularly in times of market stress.

• Issuer Specific — The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, earnings and sales trends, investor perceptions, financial leverage or reduced demand for the issuer’s goods or services.

• Management Risk — There is no guarantee that the investment techniques and risk analyses used by the Fund’s portfolio managers will produce the desired results.

• Market Risk — The market value of a security may move up and down, sometimes rapidly and unpredictably.

• Mid Cap Risk — The risk that the stocks of mid-capitalization companies often have greater price volatility, lower trading volume, and less liquidity than the stocks of larger, more established companies.

• Portfolio Turnover Risk — A Fund may engage in active and frequent trading to achieve its principal investment objectives. This may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies, which would increase an investor’s tax liability unless shares are held through a tax deferred or exempt vehicle. Frequent trading also increases transaction costs, which could detract from a Fund’s performance.

• Small Cap Risk — Small cap companies may be more vulnerable to adverse business or economic developments. They may also be less liquid and/or more volatile than securities of larger companies or the market averages in general. Small cap companies may be adversely affected during periods when investors prefer to hold securities of large capitalization companies.

Comment #6:  Under the Proposed Investment Restriction Change, are there other changes besides the name/80% restriction? If so, identify.

Fund Response: The Fund had previously referenced name related changes but has added the following specific disclosure:

Fundamental Policy number 6 shall also be revised to reflect the name of the Multi Cap Equity Income Fund where it currently refers to the U.S. Large Cap Equity Fund.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

4.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions or additional comments, please call me at the number set forth above.

      /s/ Amy Newsome